March 27, 2007

Katharine A. Martin, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050

Re: Juniper Networks, Inc.
Schedule TO-I and Schedule TO-I/A
SEC File No. 5-57757
Filed March 12 and March 20, 2006, respectively

Dear Ms. Martin:

We have the following comments on the above-captioned filings.

<u>7. Conditions of the offer</u>

1.   In the last paragraph in this section, Juniper explains the failure to exercise any of
the rights will not be deemed to be a waiver of any offer condition. Please note
that when a condition is triggered and the issuer decides to proceed with the offer,
we believe that this decision constitutes a waiver of the triggered condition.
Waivers of material conditions require that at least 5 business days remain in the
offer following the date of the waiver. Please revise your disclosure accordingly.

2.   A tender offer may be conditioned on a variety of events and circumstances,
provided that they are not within the direct or indirect control of the Offeror(s).
Offer conditions must be drafted with sufficient specificity to allow for objective
verification that the conditions have been satisfied. To the extent action or
inaction by the bidders may give rise to an offer conditions being triggered, an
offer condition would appear to be in the direct or indirect control of the bidders.
Because at least one of the offer conditions is determinable within the sole
judgment of Juniper, the tender offer could be deemed illusory. Please revise this
section to remove this implication by revising or deleting the offer condition that
pertains to the group ownership of greater than 5% that in Juniper's judgment
would make it inadvisable to proceed.

3.   Explain to us the purpose of the language that any determination by Juniper
concerning the events described in the conditions "will be final and binding upon
all persons." Disclose, if true, that only a court of competent jurisdiction can
make a determination that will be final and binding upon the parties. In addition,
please disclose that option holders may challenge Juniper's determinations.

<u>Item 10 of Schedule TO and Item 10 to the Offer to Purchase</u>

4.   Because Juniper has elected to incorporate by reference the information required by Item 1010(a) of Regulation M-A, please note that Juniper must still fully comply with Item 1010(c) of Regulation M-A. A summary of the information incorporated by reference, as described in Item 1010(c) of Regulation M-A, is required to be disclosed in the tender offer. See Instruction 6 to Item 10 of Schedule TO. Please confirm the information contained in Schedule B was or will be physically delivered to option holders. Please review Section I.H.7 of the July 2001 Telephone Interpretations Supplement publicly available at www.sec.gov.

<u>Closing Comments</u>

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please electronically file your correspondence on EDGAR. Again, please understand that we may have additional comments after reviewing your responses to our comments.

In connection with responding to our comments, please provide, in writing from each of the filing parties a statement acknowledging that:

- The filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. We therefore urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed investment decision. If you have any questions, you may contact me at 202.551.3266

Sincerely,

Nicholas P. Panos
Special Counsel
Office of Mergers and
Acquisitions